Harris Associates L.P. Two North LaSalle St. Chicago, IL 60602 USA Tel: 312.621.0555 Fax: 312-621-0636 www.harrisassoc.com

Harris Associates L.P.

Compliance Memo

Date:	January 6, 2010
To:	D. J. Gorman
From:	Colin P. McFarland and Jason K. Cutler
Subject:	Acquisition of BNP Paribas Shares through a Rights Offering on October 13, 2009 Involving an Affiliated Underwriter

As required pursuant to the Funds’ Affiliated Underwriting Procedures Pursuant to Rule 10f-3 (the “Procedures”), a report must be made to the Trustees at the next regularly scheduled Board meeting following a purchase of securities for a Fund in an underwriting in which any broker-dealer affiliate of the Adviser is a “principal underwriter”.

On October 13, 2009, the Oakmark International Fund purchased 84,376 shares of BNP Paribas in a 1 share for 10 rights offering (the Fund’s purchase represented approximately 0.0008% of the 107,644,076 new ordinary shares offered).  Lazard-Natixis, an affiliate of the Adviser, was a syndicate member entitled to a concession takedown. To the best of our knowledge, Lazard-Natixis did not receive an underwriting concession in connection with the Fund’s purchase.

The transaction met all of the requirements of Section A of the Procedures, including a determination of appropriate registration, fair pricing, minimum continuous operating requirements for the issuer, a firm commitment clause in the underwriting agreement, a reasonable and fair commission, a purchase of less than the maximum percentage permitted, and no prohibited affiliated transactions.

Pursuant to the Procedures, this transaction will be reported on the Funds’ Form N-SAR.

PRELIMINARY DRAFT – FOR DISCUSSION PURPOSES ONLY